Public SECURIT 17006261 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-30097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Portsmouth Financial Services

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Montgomery Street, Suite 200
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis P. Collins (415) 543-8500
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	Florida	32751
(Address and City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 13 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dennis P. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Portsmouth Financial Services, as of June 30, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Public Notary

WALTER J. BANKOVITCH
Commission # 2118281
Notary Public - California
San Francisco County
My Comm. Expires Jul 30, 2019

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTSMOUTH FINANCIAL SERVICES
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30 2017

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Portsmouth Financial Services

We have audited the accompanying statement of financial condition of Portsmouth Financial Services as of June 30, 2017, and the related notes to the financial statements. This financial statement is the responsibility of Portsmouth Financial Services management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Portsmouth Financial Services as of June 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

September 12, 2017

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2017

ASSETS

Cash and cash equivalents	$	227,948
Deposit – Pershing & Co.		100,000
Commissions Receivable		621,067
Deferred Tax		47,333
Prepaid Expenses and Other Assets		74,855
Furniture and Equipment, less accumulated Depreciation of $144,562		20,555
TOTAL ASSETS	$	1,091,758

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Salaries and Commissions	$	673,914
Accured Expenses		102,854
Subordinated Borrowings		142,280
TOTAL LIABILITIES	$	919,048
STOCKHOLDERS' EQUITY		
Common stock - no par value:		
Authorized 500,000 shares		
Issued and outstanding 90,000 shares	$	87,486
Paid in capital		10,153
Retained earnings		75,071
TOTAL STOCKHOLDERS' EQUITY	$	172,710
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,091,758

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION

PORTSMOUTH FINANCIAL SERVICES (the "Company") is a corporation, registered as a broker-dealer and a registered investment advisor whose man office is in San Francisco, California. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") since 1983. The Company is engaged in securities brokerage and investment banking services, as well as advisory services. The company operates on a fully disclosed basis through a clearing firm with employees and independent registered representatives throughout the United States. The Company claims exemption from the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Deposit with clearing brokers - Cash deposited with clearing brokers consists of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements. The agreements require the Company to maintain a minimum of $100,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Receivables from clearing brokers - Receivables from clearing brokers represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections and the Company then records direct write-offs.

Furniture and equipment – Furniture and equipment are recorded at cost if and when purchased. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is to utilize the Double-Declining Balance Method over the estimated useful lives of the related assets.

Asset Management and Advisor Income –Investment advisory fees are received quarterly but are recognized as earned.

Investment banking fees – Investment banking fees are recorded when services for the transaction are determined to be completed, generally as set forth under the terms of the agreement.

Selling concessions – Revenue generated from sales of mutual funds, variable products, fixed products and direct participation programs are recorded when earned on a trade date basis.

Securities transactions and commissions – The Company derives commissions and other revenue primarily from its clearing brokers for trading activity of its customers. The Company records security transactions and commissions due thereon on a trade date basis. Interest revenue recorded by the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Company consists principally of its participation in the interest earned by its clearing brokers on customer margin loan and money market balances through contractual agreements with its clearing broker.

The Company has entered into contracts with Pershing & Co., Inc. who has agreed to act as clearing brokers on a fully disclosed basis for all the Company's dealings with customer's securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions.

Advertising costs – The Company expenses advertising costs when incurred. During the year ended June 30, 2017, the Company incurred advertising and promotion expense of approximately $9,949.

Income taxes - The Company accounts for income taxes according to , FASB ASC 740-10-50, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Uncertain taxpositions – The Company follows FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an organization's financial statements. The guidance prescribes a recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As of June 30, 2017, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the financial statements. No interest and penalties were recorded during the year ended June 30, 2017. Generally, the tax years before 2014 are no longer subject to examination by federal, state, or local taxing authorities.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMISSIONS RECEIVABLE

As of June 30, 2017, Commissions receivables were as follows:

Pershing (including last 3 days of business)	$606,119
Insurance and Mutual Fund Companies	10,975
Outside Managed Accounts Advisory Fees	3,973
	$621,067

4. PROPERTY AND EQUIPMENT

As of June 30, 2017, property and equipment are as follows:

Equipment, furniture and software	156,617
Leasehold improvements	8,500
Less: Accumulated depreciation	(144,562)
	$ 20,555

Depreciation expense for the year ended June 30, 2017 was $16,819.

5. INCOME TAXES

The Company has approximately $166,166 net operating loss that is available to reduce future income taxes. The net operating losses expire through 2037. The Company's management has determined that it is more likely than not that the Company's net operating loss carryforward will be utilized; therefore, no valuation allowance against the related deferred tax asset has been established.

The component of the deferred tax assets at June 30, 2017 is as follows:

Benefit of Net operating losses carried forward Deferred: $47,333

Total Provision (Benefits) for income taxes for the year ended June 30, 2017 are as follows:

Federal	$ 23,900
State	9,933
Total	$ 33,833

6. RETIREMENT PLAN

The Company has established a 401(k) plan covering all full time employees with over one year of service. The company has not made contributions to the plan as of the year ended June 30, 2017.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, The Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At June 30, 2017, margin accounts guaranteed by the Company were not material.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (continued)

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines requires customers to deposit additional collateral, or to reduce positions, when necessary.

8. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases its office and equipment under a non cancelable operating lease which expires in 2019. Minimum rental payment for the next two years is:

	250 Montgomery
6/30/18	197,050
6/30/19	33,827
	230,877

Rent expense for the period ending June 30, 2017 was $218,583, which included a lease for a Santa Rosa office, which was closed at year end.

Shareholders Buyout

On March 3, 2016, the Company entered into a settlement agreement ("Agreement") pursuant to a buy-sell agreement with two now former shareholders ("Shareholders"). Under the terms of the settlement, the Company agreed to purchase each shareholder's Portsmouth shares for an initial installment of $50,000 and issuance of a Subordinated Note in the amount of $71,140, for a total consideration to each shareholder of $121,140. The Company paid the $50,000 initial installment in March 2016. However, the shareholders refused to perform their obligations under the agreement. The Company accordingly brought a motion to enforce the settlement by having a judgment entered that incorporated the settlement terms. The Court granted the Company's motion, and entered a judgment on December 20, 2016 that repeats the settlement terms. The shareholders first appealed the judgment but subsequently abandoned their appeal. When the Company pressed for the required bills of sale documenting its purchase, the shareholders came up with a new argument: despite the judgment's recitation that it was merely enforcing the settlement, they asserted that it required the Company pay a second installment of $50,000 to each of them, plus interest since the day of judgment. In other words, they asserted that the Company was now required to pay them $100,000 as an initial installment, plus a Subordinated Note in the amount of $71,140 for a total of $171,140 each, or a total of $100,000 more than provided in the settlement.

Although the Company considers plaintiff's position to be frivolous, the only practical way to resolve the issue was to seek the Court's aid. Accordingly, the Company has filed a motion asking the Court to rule that the judgment requires the Company to pay the amounts it agreed to pay in the settlement agreement, no more and no less. In addition, the motion requests that the Court issue an Order to Show Cause re Contempt against plaintiffs for their failure to abide by a final, enforceable court judgment. The motion is calendared to be heard on September 21, 2017.

In our review it is extremely unlikely that the Court will agree with plaintiffs' position that the Company owes each of them an additional $50,000 on top of the amounts provided in the parties' settlement agreement and in the judgment. However, if the Court did agree with plaintiffs, the result would be to increase the Company's settlement obligation by a total of $100,000. At June 30, 2017, the amount has not been accrued for.

9. SUBORDINATED BORROWINGS

The Company pursuant to the buyout of the two former shareholders (see Note 8) recorded subordinated borrowings of $71,140 each during the year ending June 30, 2017.

The borrowings under subordination agreements at June 30, 2017 are as follows:

Subordinated notes, 6%, due June 30, 2019	$142,280

Both loans are unsecured and have been approved by FINRA. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings is $142,280.

10. RELATED PARTY TRANSACTIONS

Putney Financial Group (Putney), is a SEC registered RIA, owned by Ray Lent, a member of board of directors and shareholder of the Company. Putney processes its securities transactions and RIA fees through the Company. The Company does not receive any fees for providing this processing service for Putney; all the fees earned go to Putney.

During the year ended June 30, 2017, the total revenue generated by the related party was $2,401,178 with a total expenses of $2,159,093, which were recorded on the Company's book and included in the Statement of Operations. At June 30, 2017, there is an amount due of $454,092 to Putney, which is included in Salaries and Commission Payable on the Statement of Financial Condition.

PORTSMOUTH FINANCIAL SERVICES
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2017

11. NET CAPITAL REQUIREMENT

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($776,768 at June 30, 2017, or $51,785) or $50,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At June 30, 2017, the net capital, as computed, was $147,343. Consequently, the Company had excess net capital of $95,558. At June 30, 2017, the percentage of aggregate indebtedness to net capital was approximately 527.18% versus an allowable percentage of 1500%.

See Schedule I to these footnotes for a reconciliation of audit adjustments, if any, affecting net capital between the unaudited FOCUS report for June 30, 2017 and the audited financial statement filed herewith.

12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 12, 2017, the date the financial statements were available to be issued.